UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Ratings Report dated June 20, 2016.

S&P Global
Ratings

RatingsDirect®

Research Update:

Israel Chemicals 'BBB' Ratings Placed On CreditWatch Negative Due To Weaker Credit Metrics

Primary Credit Analyst:
Oliver Kroemker, Frankfurt (49) 69-33-999-160; oliver.kroemker@spglobal.com

Secondary Contact:
Matan Benjamin, RAMAT-GAN 972-3-7539731; matan.benjamin@spglobal.com

Table Of Contents

Overview

Rating Action

Rationale

CreditWatch

Ratings Score Snapshot

Related Criteria And Research

Ratings List

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT JUNE 20, 2016 1

1659315 | 302071078

Research Update: Israel Chemicals 'BBB' Ratings Placed On CreditWatch Negative Due To Weaker Credit Metrics Overview · Due to weak market conditions, we now forecast that the credit measures of Israel Chemicals Ltd. (ICL) will be below the levels we view as commensurate with a 'BBB' rating in 2016 and 2017. · Over the coming weeks, we will review management's plans to improve credit metrics on top of the various steps it has already implemented. · We are placing our 'BBB' ratings on ICL on CreditWatch with negative implications. · The CreditWatch placement reflects the fact that we could lower the ratings if debt-to-EBITDA leverage remains higher than 2.5x and we conclude that management's actions will not be sufficient to reduce leverage to the level we view as commensurate with the current rating. Rating Action On June 20, 2016, S&P Global Ratings placed its 'BBB' corporate credit rating on fertilizer and specialty chemicals producer Israel Chemicals Ltd. on CreditWatch with negative implications. We also placed our 'BBB' ratings on the company's senior unsecured debt on CreditWatch negative.  Rationale The CreditWatch placement reflects the high likelihood that, due to weak market conditions, ICL's credit metrics will be below the level we view as commensurate with a 'BBB' rating in 2016 and 2017. We currently forecast an S&P Global Ratings-adjusted ratio of debt to EBITDA of 3.0x-3.5x in 2016, recovering to 2.5x-3.0x in 2017, which is weaker than our threshold for the current rating of 2.5x or below. The CreditWatch placement also reflects the potential that the various steps that have been and will be implemented by ICL's management could enhance its credit metrics and its overall financial standing. The fertilizer market environment has weakened materially over the last few months. Consequently, we have revised down our forecasts for ICL's cash flow generation over the next two years. We consider that the price of potash has been under pressure because of an ongoing supply-demand imbalance, including the arrival of new capacity and inventory accumulation in major markets during 2015. In addition, until the recent recovery in crop prices, farmers' incomes WWW.STANDARDANDPOORS.COM/RATINGSDIRECT JUNE 20, 2016 2 1659315 | 302071078

Research Update: Israel Chemicals 'BBB' Ratings Placed On CreditWatch Negative Due To Weaker Credit Metrics were under pressure, which hampered their ability and willingness to acquire fertilizers. ICL's average free-on-board (FOB) selling price per ton of potash in the first quarter of 2016 was $235, down from $280 in 2015. Although we expect potash price to remain relatively stable in the near future, we recognize that a key risk remains in the form of the additional industry capacity coming on stream in the next couple of years, notably from K+S, Eurochem, and other competitors. Relatively low potash shipment volumes, particularly in China and India, weighed on ICL's operating performance in the first quarter of 2016. This was directly related to the high level of inventory and the delay of the 2016 contract with China, which is one of ICL's main markets and usually has significant influence on the general price dynamic for the entire industry. We expect potash shipment volumes to recover in the second half of the year, reaching 4.0 million-4.2 million tons by year-end 2016 and 4.2 million-4.5 million tons in 2017. At the same time, ICL's debt increased in first-quarter 2016 on the back of the completion of the $450 million investment in a joint venture (JV) in China with phosphate producer Yunna Yuntianhua and purchase of 15% of its JV partner's shares. The new JV is engaged in mining phosphate rock and manufacturing, marketing, and distributing downstream phosphate products. The JV will provide ICL with access to vast reserves of low-cost phosphate rock and strengthen its position in the phosphate market, which we continue to view as positive. However, given the challenging market conditions and relatively low efficiency of the operation, we expect the contribution to EBITDA from the new joint venture to be limited in 2016 with a gradual increase in 2017 and 2018. In reaction to challenging market conditions and in an attempt to reduce leverage, ICL has decided to implement several credit-enhancing measures, including modifying its dividend policy, cutting costs, and reducing capital expenditure (capex). Over the coming weeks, we will review management's plans to enhance ICL's credit metrics and its overall financial standing on top of the various steps ICL's management has already implemented. In our base case for ICL, we assume: · An average FOB selling price per ton of potash of $230-$240 in 2016 and 2017. · Total potash shipments volume of 4.0 million-4.2 million metric tons in 2016 and 4.2 million-4.5 million metric tons in 2017. · Capex of $650 million in 2016 and 2017. · A dividend payout of up to 50% of net profit. Based on these assumptions, we arrive at the following credit measures: · Adjusted FFO to debt of 20%-25% in 2016 and 25%-30% in 2017. · Adjusted debt to EBITDA of 3.0x-3.5x in 2016 and 2.5x-3.0x in 2017. WWW.STANDARDANDPOORS.COM/RATINGSDIRECT JUNE 20, 2016 3 1659315 | 302071078

Research Update: Israel Chemicals 'BBB' Ratings Placed On CreditWatch Negative Due To Weaker Credit Metrics  Liquidity We consider ICL's liquidity to be adequate. We base our liquidity assessment on our estimate that the ratio of sources of liquidity to uses of liquidity will exceed 1.2x over the next year. In addition, ICL has a relatively flat maturity schedule, it has demonstrated good access to financing from global and Israeli financial institutions, and it currently has available long-term committed credit facilities of $1 billion. In our base case, ICL's principal liquidity sources include: · Cash and cash equivalents of $212 million as of March 31, 2016; · Available long-term committed credit facilities of $550 million; · Cash flow from continuing operations of about $850 million-$950 million per year; and · Debt issuance of $435 million in April 2016. Principal liquidity uses include: · Maturing long-term debt of $30 million until year-end 2017; · Repayment of uncommitted short-term loans and credit lines, including securitization of about $670 million; · Capex of $650 million in 2016 and 2017; · A dividend payout of up to 50% of net profit; and · Repayment of long-term committed facilities of about $450 million in April 2016. CreditWatch We aim to resolve the CreditWatch within three months, once we have more information about management's actions to bolster credit quality. We will lower the ratings on ICL if our revised forecast continues to indicate that debt to EBITDA will remain higher than 2.5x and FFO to debt will remain below 35%, without near-term prospects of recovery. We could affirm the ratings if we conclude that management's actions are going to be sufficient to reduce leverage sufficiently or if industry conditions turn significantly more positive than we assume in our current base-case scenario. Ratings Score Snapshot Corporate Credit Rating: BBB/Watch Neg/-- Business risk: Satisfactory · Industry risk: Moderately high · Country risk: Intermediate · Competitive position: Satisfactory Financial risk: Intermediate · Cash flow leverage: Intermediate WWW.STANDARDANDPOORS.COM/RATINGSDIRECT JUNE 20, 2016 4 1659315 | 302071078

Research Update: Israel Chemicals 'BBB' Ratings Placed On CreditWatch Negative Due To Weaker Credit Metrics

Anchor: bbb

Modifiers
- Diversification: Neutral (no impact)
- Quality of capital structure: Neutral (no impact)
- Liquidity: Adequate (no impact)
- Financial policy: (no impact)
- Management and governance: Fair (no impact)
- Comparable ratings analysis: Neutral (no impact)

Related Criteria And Research

Related Criteria
- S&P Global Ratings' National And Regional Scale Mapping Tables, June 1, 2016
- Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014
- National And Regional Scale Credit Ratings, Sept. 22, 2014
- Standard & Poor's Maalot (Israel) National Scale: Methodology For Nonfinancial Corporate Issue Ratings, Sept. 22, 2014
- Key Credit Factors For The Commodity Chemicals Industry, Dec. 31, 2013
- Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013
- Methodology: Industry Risk, Nov. 19, 2013
- Group Rating Methodology, Nov. 19, 2013
- Corporate Methodology, Nov. 19, 2013
- Methodology For Linking Short-Term And Long-Term Ratings For Corporate, Insurance, And Sovereign Issuers, May 7, 2013
- Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, Nov. 13, 2012
- 2008 Corporate Criteria: Rating Each Issue, April 15, 2008
- Use Of CreditWatch And Outlooks, Sept. 14, 2009

Ratings List

CreditWatch Action

	To	From
Israel Chemicals Ltd.		
Corporate Credit Rating		
Foreign Currency	BBB/Watch Neg/--	BBB/Negative/--
Senior Unsecured	BBB/Watch Neg	BBB

Additional Contact:
Industrial Ratings Europe; Corporate_Admin_London@standardandpoors.com

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT JUNE 20, 2016 5
1659315 | 302071078

Research Update: Israel Chemicals 'BBB' Ratings Placed On CreditWatch Negative Due To Weaker Credit Metrics information. Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at spcapitaliq.com. All ratings affected by this rating action can be found on the S&P Global Ratings public website at www.standardandpoors.com. Use the Ratings search box located in the left column. Alternatively, call one of the following S&P Global Ratings numbers: Client Support Europe (44) 20-7176-7176; London Press Office (44) 20-7176-3605;  Paris (33) 1-4420-6708; Frankfurt (49) 69-33-999-225; Stockholm (46) 8-440-5914; or Moscow 7 (495) 783-4009. WWW.STANDARDANDPOORS.COM/RATINGSDIRECT JUNE 20, 2016 6 1659315 | 302071078

Copyright © 2016 by Standard & Poor's Financial Services LLC. All rights reserved. No content (including ratings, credit-related analyses and data, valuations, model, software or other application or output therefrom) or any part thereof (Content) may be modified, reverse engineered, reproduced or distributed in any form by any means, or stored in a database or retrieval system, without the prior written permission of Standard & Poor's Financial Services LLC or its affiliates (collectively, S&P). The Content shall not be used for any unlawful or unauthorized purposes. S&P and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively S&P Parties) do not guarantee the accuracy, completeness, timeliness or availability of the Content. S&P Parties are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, for the results obtained from the use of the Content, or for the security or maintenance of any data input by the user. The Content is provided on an "as is" basis. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, FREEDOM FROM BUGS, SOFTWARE ERRORS OR DEFECTS, THAT THE CONTENT'S FUNCTIONING WILL BE UNINTERRUPTED, OR THAT THE CONTENT WILL OPERATE WITH ANY SOFTWARE OR HARDWARE CONFIGURATION. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the Content even if advised of the possibility of such damages. Credit-related and other analyses, including ratings, and statements in the Content are statements of opinion as of the date they are expressed and not statements of fact. S&P's opinions, analyses, and rating acknowledgment decisions (described below) are not recommendations to purchase, hold, or sell any securities or to make any investment decisions, and do not address the suitability of any security. S&P assumes no obligation to update the Content following publication in any form or format. The Content should not be relied on and is not a substitute for the skill, judgment and experience of the user, its management, employees, advisors and/or clients when making investment and other business decisions. S&P does not act as a fiduciary or an investment advisor except where registered as such. While S&P has obtained information from sources it believes to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P reserves the right to assign, withdraw, or suspend such acknowledgement at any time and in its sole discretion. S&P Parties disclaim any duty whatsoever arising out of the assignment, withdrawal, or suspension of an acknowledgment as well as any liability for any damage alleged to have been suffered on account thereof. S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain nonpublic information received in connection with each analytical process. S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription) and www.spcapitaliq.com (subscription) and may be distributed through other means, including via S&P publications and third-party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees. STANDARD & POOR'S, S&P and RATINGSDIRECT are registered trademarks of Standard & Poor's Financial Services LLC. WWW.STANDARDANDPOORS.COM/RATINGSDIRECT JUNE 20, 2016 7 1659315 | 302071078

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: June 20, 2016